INTELLIGENT HIGHWAY SOLUTIONS, INC.
8 Light Sky Court
Sacramento, CA 95828

August 13, 2011

VIA EDGAR and FEDERAL EXPRESS
Mr. Larry Spirgel
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Intelligent Highway Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-l, Filed June 25, 2012
File No. 333-181405

Dear Mr. Spirgel:

We are in receipt of your comment letter dated July 20, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note that the shares being registered for resale represent a majority of your outstanding common shares held by non-affiliates.  Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering.  If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page.  In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm, as well as any other factors you deem relevant.

ANSWER: In response to the Staff’s comment, the Company does not believe that the sale or resale of the securities registered on the Registration Statement on behalf of the selling stockholders t constitutes an indirect primary offering by the Company.

As provided in the Staff’s guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations Question 214.02, “The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

This is not an indirect primary offering because the selling shareholders are not underwriters selling on behalf of the Company and the Company will not, directly or indirectly; receive any of the proceeds in the offering. In addition to the fact that the Company will not receive any proceeds in the offering, i) a number of the selling shareholders have held their shares longer than one year, which would enable them to resell their shares under Rule 144 if the Company were filing a Registration Statement on Form 10, (ii) each of the selling shareholders is a personal friend or acquaintance of an officer or director of the Company, (iii) the number of shares being registered is commensurate with that number that market makers would need to see in the float to make a market in a development stage company, (iv) none of the selling shareholders is in the business of underwriting securities, and (v) the Company has no agreement, arrangement or understanding with any of the selling shareholders to act as a conduit for the issuer.

The Company believes that facts strongly suggest that the Registration Statement is a secondary offering and not a primary offering.  The selling shareholders, who are primarily non-affiliates, have held their shares for five months and by the time this Registration Statement becomes effective they will have held their shares the six month holding period under Rule 144, which serves as a safe harbor from the Section 2(a)(11) definition of an “underwriter.”

The shareholders received their shares in exchange for cash or services to help startup the company.  Nevada Revised Statutes 78.211 authorizes the Company’s board of directors to set the price of its common stock and the consideration established is conclusive in the transaction.   In this case, the board of directors set the sales price of the Company’s common stock in the private offerings as low as $0.002 per share and as high as $0.25, well above par value of $0.00001. In setting the share price, the board considered a number of factors, including the fact that the Company is a start-up entity with no revenues and no trading market. While the share price of $0.02 may be considered “nominal” for a service company, the Staff should not view the share price as “nominal consideration” in light of the Company’s stage of operation.  Adequate consideration was paid for the shares by the selling stockholders.

The selling stockholders have no connection to the Company other than as investors.  The Company will receive no proceeds from the sale of the shares by the selling stockholders. None of the selling stockholders are in the business of underwriting securities and the Company has no contracts, commitments, arrangements or understandings with any of the selling stockholders to create a public market or carry out any transaction in its securities.  As such, the selling stockholders are not acting as a conduit for the Company, and the Company believes the present registered offering is properly suited as a secondary offering and not an indirect primary offering.

2.	Please address your pagination throughout the document in your amendment. We note that the pagination restarts on page 1 in the section disclosing your first quarter, unaudited financial statements.

ANSWER: We have revised the Registration Statement to be consistent with the Table of Contents.

Prospectus Summary, page I

3.
Revise your prospectus summary to disclose that you are a development stage company and that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.  In addition, please add a summary of the purchase agreement you entered into with Michael Sullivan to acquire your nine agreements with Caltrans, including a discussion of the consideration paid to the Mr. Sullivan, the material terms of the agreement and the background to the transaction.  For context, please discuss the risks and uncertainties surrounding your agreement with Mr. Sullivan, including the risks discussed in your "Risk Factor" section.

ANSWER: In response to the Staff’s comment, we have included in the prospectus summary a “Development Stage Company Status” section to discuss our auditors concerns about our ability to continue as a going concern.  In addition, we have added a “Michael Sullivan Contracts” section where we discuss the acquisition, terms, and risks associated with these contracts.

4.	Please provide a brief summary of your operations and business plan.

ANSWER: In response to the Staff’s comment, we have included a brief summary of our operations and business plan in the prospectus summary section.

5.
Revise your summary to discuss management's reasons for becoming a public company at this time in the company's development.  Discuss the pros and cons of doing so, including management's estimate of the increased expenses of publicly reporting

ANSWER: In our “Prospectus Summary” section, we have included a discussion on our decision to become a public company, the benefits and the drawbacks of doing so, and our management’s estimate of the increased expenses of publicly reporting.

Risk Factors, page 2

6.	Please provide risk factor disclosure regarding your executive officers lack of public company management experience.

ANSWER: In response to the Staff’s comment, we have added a risk disclosure addressing our executive officers’ lack of public company management experience.

7.
We note that your chief financial officer, Philip Kirkland, does not appear to have any experience in public company accounting.  Please provide risk factor disclosure regarding your chief financial officer's lack of accounting experience.  In addition, please tell us how you maintain your books and records and prepare your financial statements.

ANSWER: In response to the Staff’s comment, we have added disclosure addressing Mr. Kirkland’s accounting experience.  Additionally, the Company retains Mr. Christian Carnell, CPA, who is responsible for the preparation of the Company’s financial statements, daily bookkeeping and performs most of the internal controls. Mr. Carnell graduated with a bachelor’s degree in accounting from the University of Utah in 2009 and received a CPA license through the State of California in 2010. He has worked almost exclusively as an outsourced accountant and consultant since that time for both private and publicly held companies providing business administration and accounting expertise, business formation and structuring, financial modeling and forecasting as well as financial statement preparation. He has obtained substantial experience and training with respect to internal controls from many years of work experience and on the job training regarding appropriate accounting procedures, treatment and controls.

Our contracts for services were acquired from Michael Sullivan.... page 3

8.
Please expand this risk factor to provide your analysis of whether the agreements with Caltran were assignable under California law.  In addition, please provide a description of the potential remedies available to Caltrans if the assignment from Michael Sullivan to you was invalidated, including any potential penalties or fees.

ANSWER:  In response to the Staff’s comment, we have provided expanded disclosure under the risk factor.  The agreement can be assigned either in whole or part, with the consent of the State in the form of a formal written amendment. We have operated under our current arrangement for 14 months, all invoices and services have been and continue to be provided without any disruption.

The contract between Michael Sullivan and Caltrans.... page 3

9.
Please explain why you may be deemed an "expatriate" corporation under the nine contracts with Caltran that you acquired from Mr. Sullivan, including a definition of expatriate corporation.  In addition, please describe the remedies available to Caltran under the contracts if it determines that you are an expatriate corporation.

ANSWER: California Public Contract Code Section 10286 disallows any California state agency to enter into any contract with an Expatriate Corporation.  Section 10286.1 defines Expatriate Corporation.

“An Expatriate Corporation is a foreign incorporated entity that is publicly traded in the United States to which all of the following apply:

A.	The United States is the principal market for the public trading of the foreign incorporated entity.
B.	The foreign incorporated entity has no substantial business activities in the place of incorporation.
C.	Either clause (i) or clause (ii) applies:

i.
The foreign entity was established in connection with a transaction or series of related transactions pursuant to which (I) the foreign entity directly or indirectly acquired substantially all of the properties held by a domestic corporation or all of the properties constituting a trade or business of a domestic partnership or related foreign partnership, and (II) immediately after the acquisition, more than 50 percent of the publicly traded stock, by vote or value, of the foreign entity is held by former shareholders of the domestic corporation or by former partners of the domestic partnership or related foreign partnership. For purposes of subclause (II), any stock sold in a public offering related to the transaction or a series of transactions is disregarded.

ii.
The foreign entity was established in connection with a transaction or series of related transactions pursuant to which (I) the foreign entity directly or indirectly acquired substantially all of the properties held by a domestic corporation or all of the properties constituting a trade or business of a domestic partnership or related foreign partnership, and (II) the acquiring foreign entity is more than 50 percent owned, by vote or value, by domestic shareholders or partners…”

iv.	The foreign incorporated entity is both of the following:

I.	Created or organized under the laws of a foreign country with which the United States has a comprehensive income tax treaty.

II.	Considered a resident of that foreign country for purposes of that treaty, or any successor treaty with that foreign country meeting the requirements of this paragraph.

We do not believe that we meet either prong of 10286.1(C), and therefore we do not believe, by definition, that we are an Expatriate Corporation.  Also, we do not believe there are any remedies under statute if Caltrans determines that we are an Expatriate Corporation.

Selling Shareholders, page 6

10.
We note your disclosure regarding the various transactions whereby the selling shareholders obtained the shares that you are registering in this offering.  However, the disclosure appears to provide information with respect to only 565,000 shares of common stock.  Please provide information regarding the transaction or transactions whereby the selling shareholders acquired the other 110,000 shares being registered in this offering.

ANSWER: In response to the Staff’s comment, we have revised our disclosure with the correct share calculations.

Description of Business, page 10

11.	Revise your business section to disclose that you are Development Stage Company and that your auditors have expressed substantial doubt regarding your ability to continue as a going concern.

ANSWER: In response to the Staff’s comment, we have included in the business section a “Development Stage Company Status” section to discuss our auditors concerns about our ability to continue as a going concern.

12.
Please clarify throughout your business section that your company does not have any direct contracts with Caltrans, and has never received any contracts from Caltrans.  In addition, please discuss whether your company is eligible to directly bid and receive contracts from Caltrans.  This discussion should address your potential status as an expatriate company.

ANSWER: In response to the Staff’s comment, we have clarified throughout our business section that the Company does not have any direct contracts with Caltrans, and has never received any contracts from Caltrans. We have also discussed our eligibility to bid/receive contracts from Caltrans and our potential status as an expatriate company in the section titled, “Expatriate Corporation Status and Eligibility to Bid and Receive California Contracts.”

13.	Please file complete copies of each of the nine agreements with Caltran that you acquired from Michael Sullivan as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

ANSWER: In response to the Staff’s comment, we have filed each of the nine agreements with Caltrans that we have acquired from Michael Sullivan as material agreements pursuant to Item 601(b)(10) of Regulation S-K.

14.
We note that in Note 11 - Significant Transactions to your unaudited financial statements you disclose the purchase price for the Caltran contracts acquired from Mr. Sullivan.  We also note your statements that the purchase agreement does not prevent Mr. Sullivan from withdrawing at "any time" or selling the same contracts to a third party.  Please explain to us how you arrived at the purchase price for these agreements.  In addition, please explain how Mr. Sullivan could withdraw from an agreement that has been consummated or resale contracts that you have purchased.

ANSWER: The purchase price was negotiated in an arms-length transaction with Mr. Sullivan. Intelligent Highway Solutions provides all the necessary manpower to provide a response to the Caltrans Request for proposal, provided the primary contacts at Caltrans; Sullivan provided his electrical contractor license.  In addition to the $2,000, Mr. Sullivan was given 10,000 shares of common stock which is disclosed in the registration statement. The agreements have been in place of over 14 months, Mr. Sullivan does not intend to withdraw from the agreement, and has not in any way ever discussed that was an option.

15.
You disclose that the factoring agreement is between Michael J. Sullivan and Avalon Funding Corporation and that you are paid for services, labor, material and other expenses by Michael Sullivan directly.  In this regard, in the liquidity section of your MD&A and the notes to your financial statements, disclose what rights, if any, you have to the funds disbursed through the factoring agreement.

ANSWER:In response to the Staff’s comment, we have clarified the rights to the funds through the factoring agreement. The agreements are in the Sullivan name. The Company provides all labor, material, equipment, overhead and management to meet the necessary requirements under the agreement. Sullivan invoices the State for work completed, the State is invoiced into a Sullivan account, the Company is reimbursed for its services.

Products, page 12

16.	Please revise this heading to clarify that currently all you provide are "Services" rather than "Products." In addition, please define "CEVs" and "Hubs/Mini Hubs."

ANSWER: In response to the Staff’s comment, we have revised the heading “Products,” to “Services.”  We have also defined the terms CEVs and Hubs/Mini Hubs in the Registration Statement.

17.
We note that beginning with the second paragraph of this section, your disclosure appears to provide a general description of the "intelligent traffic solutions" market rather than a discussion of products.  Please revise this disclosure to specify how it relates to your current products or move it to a section, such as a Market section, that more accurately reflects the provided disclosure.  In addition, please ensure that your disclosure differentiates between your current product offerings, if any, and your aspirational product ideas.  Moreover, when you discuss your aspirational products, please provide a discussion of the status of development, risks and costs to develop these products for context.

ANSWER: In response to the Staff’s comment, we have moved our discussion of the “intelligent traffic solutions” market to a new section, “Future Products and their Market.”  In addition, we have disclosed that our product line is aspirational.  We have also discussed the status, risk, and costs involved with a successful development.

Research and Development, page 13

18.
We note your disclosure that your objective is to develop a "new inductive loop system." However, we note that on page 5 of your first quarter, unaudited financial statements, you disclose that you did not incur any research and development expenses in the period ended March 31, 2012.  Please revise your disclosure to address the status of your development of this system, your lack of research and development expenditures in the first quarter of 2012 and your expectations of when you expect to begin testing this system.  In addition, please provide an estimate of the aggregate funding you believe is necessary to develop and commercialize this system.

ANSWER: In response to the Staff’s comment, we have adjusted our research and development expenditures for the first quarter of 2012 to reflect our expenses incurred.

19.	Please provide a discussion of the Development Agreement between you and American Water Solutions, Inc.

ANSWER: In response to the Staff’s comment, we have included a discussion of the Development Agreement between the Company and American Water Solutions.  We have discussed the material terms, consideration paid and received, and the deadlines under the Development Agreement.  In addition, we have disclosed that a copy of the Development Agreement is attached as Exhibit 10.2 to the Registration Statement.

Competition, page 14

20.
We note your statement that one of your competitive advantages is your "ability to complete every contract on time and within budget."  However, we note that your company has only been in operations since April 2011 and all of your contracts end in 2014. Thus, it appears that you have not yet completed any contracts.  Please provide a basis for this statement.

ANSWER: In response to the Staff’s comment, we have removed this statement from the Registration Statement.

Statement of Operations, page 2

21.
Based on your disclosure on pages 17 and 18 of your MD&A, it appears that employee cost, vehicle lease expense, and fuel cost are direct costs associated with generating your revenue.  As such, please include these expenses, and any other revenue generating expenses, in cost of revenue in accordance with Item 5-03 of Regulation S-X.

ANSWER: In response to the Staff’s comment, the Company has revised and included additional revenue generating expenses in “cost of revenue” in accordance with Item 5-03 of Regulation S-X.

Note 6 - Accrued Expenses and Other Liabilities, page 10

22.
Please disclose why you have $258,021 accrued in unpaid payroll taxes.  We note your reference to Note 11 - Commitments and Contingencies, but do not see a discussion regarding payroll taxes and penalty.

ANSWER:  In response to the Staff’s comment, the Company has added disclosure in Note 10 – Commitments and Contingencies concerning liabilities from unpaid payroll taxes.  The payment of these liabilities has not been made due to our limited profitability.  Due to the uncertainty regarding our future profitability, it is difficult to predict our ability to pay these liabilities.

Financial Statements for Period from April 22. 2011 (Inception) to December 31. 2011 Note 4 Accounts Receivable. Pager F-l I

23.
Disclose the amount of uncollected accounts receivable as of the date of the balance sheet that have been sold to Avalon and are subject to recourse.  Also disclose this information in the interim financial statements.

ANSWER:In response to the Staff’s comment, we have provided further disclosure of our accounts receivable.  The Company carries accounts receivable that are all due from the factoring agreement through Avalon in the amount of $105,066 as of December 31, 2011.

Note 5 - Notes Payable, page F-l2

24.	It appears that some of your note holders, such as Emerging Markets Consulting LLC are also shareholders. Please disclose all related party transactions in accordance with ASC 850.

ANSWER:   We have disclosed all related party transactions in accordance with ASC 850, specifically that Jim Painter and Emerging Markets Consulting, LLC is a 5% shareholder and also entered into a promissory note with the Company.

Note 11 - Significant Transactions, page F-l4

25.
We note that you paid $2,000 to Michael J. Sullivan Sole Proprietorship for various contracts acquired on June 21, 2011.  We also note that a majority of your revenue is generated from these contracts.  In this regard, please tell us if Michael J. Sullivan is a related party and whether you have any other payment arrangements or obligations to Michael J. Sullivan or his affiliates.

ANSWER: Michael J. Sullivan is not a related party under Item 404 Regulation S-K.  In response to the Staff’s comment, the Company has disclosed in Note 11 – Significant Transactions, that Michael J. Sullivan was paid $2,000 and issued 10,000 shares of the Company’s common stock.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 16

Overview, page 16

26.
You state that, "The Company has distinguished itself through a product line including a new wireless and battery-less traffic sensor, used to measure traffic flow-rate, speed, and approximate vehicle weight.  The energy self-sufficient sensor boasts an advantage of increased reliability, easy installation, and low maintenance costs."  However, in other parts of your filing, it appears that you have not yet developed this product line.  Please clarify this apparent inconsistency in your disclosure.

ANSWER: In response to the Staff’s comment, we have fixed this discrepancy.  We have made uniform all language discussing our potential, future product line.

27.	Please clarify that you have acquired rather than "entered into" your agreements with Caltrans.

ANSWER: In response to the Staff’s comment, we have clarified that we have acquired our agreements with Caltrans, as opposed to entering into agreements with Caltrans directly.

Results of Operations, page 17

28.
With regard to the factoring agreement, you state on page 17 of your MD&A that "fees and interest rates coupled with the retainer amount of the invoices have a negative impact on monthly cash flow."  In this regard, please quantify the fees and interest paid on your factoring agreement in the liquidity section of your MD&A.

ANSWER: In response to the Staff’s comment, the fees and interest rates equally 9% of the gross revenues, in addition the factoring company holds back 20% of the gross revenues until the invoice is fully paid by the customer.  In the 1st quarter our gross revenues equaled $464,000 the interest expense was $41,760 plus the factoring company withheld $92,800 until all invoices were paid.  The objective of the Company would be to negotiate new terms with the factoring company or enter into an agreement with another factoring company to reduce the interest expense 2% - 3% and reduce the retainer amount to 15% - 10%.

29.	You state that "vehicle leasing is a major cost each month." In this regard, please disclose your vehicle leasing arrangements in the footnotes to your financial statements.

ANSWER:In response to the Staff’s comment, we have added disclosure in the footnotes to our financial statements.

30.	You state on page 18 that revenue has been generated from products sold, however your revenue recognition policy only addresses revenue for services provided. Please clarify and revise accordingly.

ANSWER:  On page 18, we have revised the Registration Statement to clarify that our revenue was recognized solely for services performed and not for products sold.

Liquidity and Capital Resources, page 18

Outstanding Loans, page 19

31.	We note that several of your note payables were due in early and mid June. Please disclose whether those notes are currently in default.

ANSWER:  In response to the Staff’s comments, the Company has disclosed the extended maturity of the notes outstanding.  The Innovest Loan entered into on June 17, 2011 has been extended to December 17, 2012.  The Polk Loan entered into on October 30, 2011 has been extended to September 30, 2012.   The O.K. and B loan entered into on December 15, 2011 has been extended to September 17, 2012.

32.
Please revise your disclosure to specify your ability to generate adequate amounts of cash to meet your needs on both a long-term and short-term basis.  Please clarify how long your current cash will fund your operations, and the amount of additional funding, if any, necessary to fund your operations over the next twelve months.

ANSWER: As previously noted the major expenses to the Company are the vehicle leases and the accounts receivable financing (factoring). The Company is in the process of re-negations of the vehicle lease agreements. Under the new terms being consider the average monthly saving would equal 30% per month..

The Company has also entered into negations with a new factoring Company, there will be substantial savings on the interest rate charged and the amount of the retainer will be reduced from 20% to 15%, therefore releasing an additional 5% cash flow to the Company each month. Based on the 1st quarter revenues the Company would have realized an additional $23,000 in cash.

The Company is also seeking additional capital/debt through our network of possible investors and current shareholders.

33.
We note that the agreement with Kenneth Polk that you filed as Exhibit 4.1 states that the principal of the loan was $65,000, but your disclosure states that the principal of the loan was $100,000.  Please reconcile.

ANSWER: Please see new Exhibit [4.*] and the amended disclosure discussing how the Polk note was increased to $100,000 on September 27, 2011.

34.	Please disclose that certain of your directors have guaranteed notes issued by the company.

ANSWER: In response to the Staff’s comment, we have disclosed that certain of our directors have personally guaranteed notes issued by the Company.

35.	Please file copies of the notes with Byrd & Company and O.K. and B as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

ANSWER:In response to the Staff’s comment, we have filed copies of the aforementioned notes

Directors. Executive Officers. Promoters and Control Persons, page 22

36.
Please revise your management's biographical information to remove commentary where possible, limiting biographical information to basic descriptions of places employed and positions held during the last five years rather than focusing on subjective descriptions of accomplishments or job performance.

ANSWER: We have revised our management’s biographies to remove commentary.  We have focused our narratives to include our places of employment and our positions held during the last five years and our licensing and education history.

37.
We note your disclosure that Messrs. Jones and Kirkland helped "secure eight long-term contracts with the State of California."  Given that the company acquired its nine contracts from Mr. Sullivan, please explain to us how your directors helped secure its contracts with Caltrans.

ANSWER: We have revised our Director’s biographies and removed any discussion of the contracts with Michael Sullivan. [However, Devon Jones was crucial in securing the Company’s contracts with Caltrans. In April 2011, Caltrans had solicited for bids for new contracts with the state.  As a result, Jones and Kirkland decided to incorporate IHS.  However, IHS did not have the necessary contractor license to bid for these projects at that time. Devon Jones approached Michael Sullivan, a close friend and business associate, and Jones convinced Sullivan to bid for the Caltrans contracts.  When the contracts were awarded to Michael J. Sullivan, IHS entered into a purchase agreement with Michael J. Sullivan to purchase the (9) Caltrans agreements.]

38.
Please provide the required disclosure pursuant to Item 401(e)(1) of Regulation S-K regarding the "specific experience, qualifications, attributes or skills that led to the conclusion" that these individuals should serve as directors.

ANSWER: In response to the Staff’s comment, our management team has provided the required disclosure pursuant to Regulation S-K in their biographies and included their education and licensing, which we believe make them qualified to be directors and officers of the Company.

Involvement in Certain Legal Proceedings, page 23

39.	Please provide the disclosure required by Item 401 of Regulation S-K regarding legal proceedings involving your directors during the last ten years.

ANSWER: We have included the necessary disclosure required by Item 401 of Regulation S-K following the section on Directors and Executive Officers.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Devon Jones
Chief Executive Officer